AM
3/7/03

RECEIVED
MAR 0 3 2003
SECTION PROCESSING WASH. D.C. 203 SECTION

[redacted] TES

03012843 IGE COMMISSION

Washington, D.C. 20549

VF 3-6-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KIPLING CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 KIPLING COURT
(No. and Street)

MILL VALLEY, (City) CALIFORNIA, (State) 94941 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
G. Paul Hendriks (415) 492-8933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL
(Name – *if individual, state last, first, middle name*)

1050 NORTHGATE DRIVE, (Address) SUITE 52, SAN RAFAEL, (City) CA (State) 94903 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 19 2003

OATH OR AFFIRMATION

I, RICHARD E. HAKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KIPLING CAPITAL, INC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~XXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (o) Reconciliation of the Audited Net Capital Computation and the broker-dealers Corresponding Unaudited Part IIA Net Capital Computation.

JURAT

State of California
County of Marin } ss.

Subscribed and sworn to (or affirmed) before me this 12 day of Feb. 2003 by
Date Month Year

(1) Richard E. Hake
Name of Signer(s)

(2) ______________________.
Name of Signer(s)

ELANOR CHERIER
Commission # 1342313
Notary Public - California
Marin County
My Comm. Expires Feb 3, 2006

Elanor Cherier
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

File 49349

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Dec. 31, 2002 Number of Pages: 2

Signer(s) Other Than Named Above: none

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here



RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

KIPLING CAPITAL, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2002

KIPLING CAPITAL, INC.

TABLE OF CONTENTS

GPH G. Paul Hendriks, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To The Shareholder of Kipling Capital, Inc.

I have audited the statement of financial condition of Kipling Capital, Inc. (a California Corporation) as of December 31, 2002, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Kipling Capital, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

February 14, 2003

KIPLING CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash	$ 81,392
Equipment, net of accumulated depreciation of $3,135	11,085
Intangible assets, net of accumulated amortization of $6,886	0
	$ 92,477

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 1,050
Total liabilities	1,050
Stockholder's Equity:	
Common stock, no par value	
10,000,000 shares authorized;	
500,000 shares issues and outstanding	5,000
Additional paid-in capital	23,907
Retained earnings (deficit)	62,520
Total stockholder's equity	91,427
Total Liabilities and Stockholder's Equity	$ 92,477

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2002

Revenue	
Commissions	$ 385,739
Profit participation income	182,719
Interest and other income	11,094
Total revenue	579,552
Expenses	
Employee compensation and benefits	472,083
Professional services	24,447
Travel and entertainment	5,408
Marketing	11,912
Regulatory fees	9,808
Depreciation and amortization	2,135
Office and administration	26,114
Total expenses	551,907
Income before income taxes	27,645
Provision for income taxes	800
Net income	$ 26,845

The accompanying notes are an integral part of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2002

	Contributed Capital	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
BEGINNING BALANCE December 31, 2001	$ 5,000	$ 23,907	$ 35,675	$ 64,582
Net income	______	_______	26,845	26,845
ENDING BALANCE December 31, 2002	$ 5,000	$23,907	$62,520	$91,427

The accompanying notes are an integral part
of these financial statements

KIPLING CAPITAL, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 26,845
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,135
Net change in assets and liabilities:	
Accounts payable and accrued expenses	(2,730)
Net cash provided by operating activities	26,250
Cash flows from investing activities	
Purchase/sale of furniture and equipment	(11,339)
Net cash flows used by investing activities	(11,339)
Net increase (decrease) in cash and cash equivalents	14,911
Cash and cash equivalents at beginning of period	66,481
Cash and cash equivalents at end of period	$ 81,392
Supplemental information	
Income taxes paid	$ 800

The accompanying notes are an integral part of these financial statements

KIPLING CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

Note 1) Organization

Kipling Capital, Inc. (the Company) is a broker-dealer in securities primarily engaged in the sale of Direct Participation Programs. Compensation for such sales consists of commissions at the time of capital contributions, plus a percentage of the profits upon the sale of the underlying properties held in certain Direct Participation Programs. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is subject to various governmental rules and regulations including the net capital rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, and software is depreciated using the straight-line method over useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts of assets and liabilities and the reported amount of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Note 3) Income Taxes

The Company is treated as an S Corporation for federal and California State income tax purposes. Therefore, the Company has not incurred a federal income tax liability and incurs California State income taxes at the greater than the $800 minimum tax or at a rate of 1.5% of taxable state income. For the year ending December 31, 2002, the Company incurred a minimum state tax of $800, all of which was paid by December 31, 2002.

Note 4) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2002, the Company's net capital was $ 80,342, the amount of which is $75,342 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On December 31, 2002, the Company's net capital ratio was .01 to 1.

Note 5) Related Parties

The sole shareholder of the Company is also a 50% owner of Kipling Partners, LLC. During the year ended December 31, 2002, the Company was paid commissions of $31,750 by this related entity.

FOCUS REPORT – PART II

as of December 31, 2002

Firm Name: KIPLING CAPITAL, INC.
Firm ID: 41196

1	Total ownership equity		$ 91,427
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		91,427
Add:			
A	Allowable subordinated liabilities		
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		91,427
6	Deductions and/or charges		
A	Total non allowable assets	$ 11,085	
B	Aged Fail to deliver		
1	Number of items		
H	Total deductions and/or charges		11,085
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		80,342
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities		
D	Undue concentration		
E	Other		
	Description:		
10	Net Capital		$ 80,342

FOCUS REPORT – PART II

as of December 31, 2002

Firm Name: KIPLING CAPITAL, INC.
Firm ID: 41196

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	70
12	Minimum Dollar Requirement	5,000
13	Net capital required (greater of line 11 or 12)	5,000
14	Excess net capital (line 10 less line 13)	75,342
15	Excess net capital @ 1000% (net cap – 10% of AI)	80,237
Computation of Aggregate Indebtedness		
16	Total AI liability from balance sheet	1,050
17	Add:	
A	Drafts for immediate credit	
B	Market value of securities borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
	Descriptions — Amount	
19	Total Aggregate Indebtedness	1,050
20	Percentage of aggregate indebtedness to net capital	1
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	1

Other ratios

29	Percentage of debt to debt-equity (15c3-1(d))	
30	Option deductions/Net Capital	

SCHEDULE II

KIPLING CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
DECEMBER 31, 2002

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B).
All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

SCHEDULE III

KIPLING CAPITAL, INC.

RECONCILIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

December 31, 2002

(Additional Information)

Net capital per unaudited statements	$ 80,343
Add (deduct) audit differences:	
Rounding difference	(1)
Net capital per audited statements	$ 80,342

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholder of Kipling Capital, Inc:

In planning and performing my audit of the financial statements of Kipling Capital, Inc. for the year ended December 31, 2002, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Kipling Capital, Inc. including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (k). I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become

inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
February 14, 2003